SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               Schedule 13D**

                  Under the Securities Exchange Act of 1934
                            (Amendment No.  2 )*

                       Eagle Pacific Industries, Inc.
                              (Name of Issuer)

                        Common Stock, $0.01 par value
                       (Title of Class of Securities)

                                 092068 20 4
                               (CUSIP Number)

                              Terrance M. Shipp
                 William Blair Mezzanine Capital Fund, L.P.
                            222 West Adams Street
                           Chicago, Illinois 60606
                               (312) 236-1600

                               with a copy to:
                            Robert L. Schlossberg
                              Altheimer & Gray
                            10 South Wacker Drive
                           Chicago, Illinois 60606
                               (312) 715-4000

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 May 10, 1996
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or
     (4), check the following box.

     Check the following box if a fee is being paid with the statement.


     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     **The total number of shares of common stock reported as beneficially owned by the Reporting Persons herein is 750,000 (including the 315,000 shares of common stock which the Reporting Persons shall have the right to acquire upon exercise of certain of the securities described herein) which constitutes approximately 14.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 5,067,940 shares outstanding (including the 315,000 shares of common stock which the Reporting Persons shall have the right to acquire upon exercise of certain of the securities described herein).

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1.    Name of Reporting Person:

           William Blair Mezzanine Capital Fund, L.P.

     2.    Check the Appropriate Box if a Member of a Group:  (b)

     3.    SEC Use Only

     4.    Source of Funds:  OO

     5.    Check box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(e) or 2(f):

     6.    Citizenship or Place of Organization:  Illinois

           NUMBER            7.    Sole Voting Power:  -0-
           OF SHARES
           BENEFICIALLY      8.    Shared Voting Power:  750,000(1)(2)
           OWNED BY EACH
           REPORTING         9.    Sole Dispositive Power:  750,000(2)
           PERSON
           WITH              10.   Shared Dispositive Power:  -0-

     11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

           750,000(2)

     12.   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain     Shares:

     13.   Percent of Class Represented by Amount in Row (11):  14.8%

     14.   Type of Reporting Person:  PN

     (1) Voting power is exercised solely by the Issuer, acting through its board of directors, pursuant to an Irrevocable Proxy until such time as an event of default occurs under the Debenture Acquisition Agreement (see Item 5).

     (2) Power is exercised through its sole general partner, William Blair Mezzanine Capital Partners, L.P.

     1.    Name of Reporting Person:

           William Blair Mezzanine Capital Partners, L.P.

     2.    Check the Appropriate Box if a Member of a Group:  (b)

     3.    SEC Use Only

     4.    Source of Funds:  Not Applicable

     5.    Check box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(e) or 2(f):

     6.    Citizenship or Place of Organization:  Illinois

           NUMBER            7.    Sole Voting Power:  -0-
           OF SHARES
           BENEFICIALLY      8.    Shared Voting Power:
     750,000(1)(2)(3)
           OWNED BY
           EACH              9.    Sole Dispositive Power:
     750,000(2)(3)
           REPORTING
           PERSON WITH       10.   Shared Dispositive Power:  -0-

     11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

           750,000(2)(3)

     12.   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain     Shares:

     13.   Percent of Class Represented by Amount in Row (11):  14.8%

     14.   Type of Reporting Person:  PN

     (1) Voting power is exercised solely by the Issuer, acting through its board of directors, pursuant to an Irrevocable Proxy until such time as an event of default occurs under the Debenture Acquisition Agreement (see Item 5).

     (2) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Fund, L.P.

     (3) Power is exercised through its general partners, William Blair & Company, L.L.C., Timothy J. MacKenzie, Terrance M. Shipp and Marc J. Walfish.

     1.    Name of Reporting Person:

           William Blair & Company, L.L.C.

     2.    Check the Appropriate Box if a Member of a Group: (b)

     3.    SEC Use Only

     4.    Source of Funds:  Not Applicable

     5.    Check box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(e) or 2(f):

     6.    Citizenship or Place of Organization:  Illinois

           NUMBER OF         7.    Sole Voting Power:  -0-
           SHARES
           BENEFICIALLY      8.    Shared Voting Power:
     750,000(1)(2)(3)
           OWNED BY
           EACH              9.    Sole Dispositive Power:  -0-
           REPORTING
           PERSON WITH       10.   Shared Dispositive Power:
     750,000(2)(3)

     11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
           750,000(2)(3)

     12.   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain     Shares:

     13.   Percent of Class Represented by Amount in Row (11):  14.8%

     14.   Type of Reporting Person:  OO

     (1) Voting power is exercised solely by the Issuer, acting through its board of directors, pursuant to an Irrevocable Proxy until such time as an event of default occurs under the Debenture Acquisition Agreement (see Item 5).

     (2) Solely in its capacity as a general partner of William Blair Mezzanine Capital Partners, L.P. (see Item 5).

     (3)   Power is exercised through its principals listed in Schedule
           I attached hereto and incorporated herein by this reference.

     1.    Name of Reporting Person:

           Timothy J. MacKenzie

     2.    Check the Appropriate Box if a Member of a Group: (b)

     3.    SEC Use Only

     4.    Source of Funds:  Not Applicable

     5.    Check box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(e) or 2(f):

     6.    Citizenship or Place of Organization:  USA

           NUMBER OF         7.    Sole Voting Power:  -0-
           SHARES
           BENEFICIALLY      8.    Shared Voting Power:  750,000(1)(2)
           OWNED BY
           EACH              9.    Sole Dispositive Power:  -0-
           REPORTING
           PERSON WITH       10.   Shared Dispositive Power:  750,000(2)

     11.   Aggregate Amount Beneficially Owned by Each Reporting Person:


           750,000(2)

     12.   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain     Shares:

     13.   Percent of Class Represented by Amount in Row (11):  14.8%

     14.   Type of Reporting Person:  IN

     (1) Voting power is exercised solely by the Issuer, acting through its board of directors, pursuant to an Irrevocable Proxy until such time as an event of default occurs under the Debenture Acquisition Agreement (see Item 5).

     (2) Solely in his capacity as a general partner of William Blair Mezzanine Capital Partners, L.P. (see Item 5).

     1.    Name of Reporting Person:

           Terrance M. Shipp

     2.    Check the Appropriate Box if a Member of a Group:  (b)

     3.    SEC Use Only

     4.    Source of Funds:  Not Applicable

     5.    Check box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(e) or 2(f):

     6.    Citizenship or Place of Organization:  USA

           NUMBER OF         7.    Sole Voting Power:  -0-
           SHARES
           BENEFICIALLY      8.    Shared Voting Power:  750,000(1)(2)
           OWNED BY
           EACH              9.    Sole Dispositive Power:  -0-
           REPORTING
           PERSON WITH       10.   Shared Dispositive Power:
                                   750,000(2)

     11.   Aggregate Amount Beneficially Owned by Each Reporting Person:


           750,000(2)

     12.   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain     Shares:

     13.   Percent of Class Represented by Amount in Row (11):   14.8%

     14.   Type of Reporting Person:  IN

     (1) Voting power is exercised solely by the Issuer, acting through its board of directors, pursuant to an Irrevocable Proxy until such time as an event of default occurs under the Debenture Acquisition Agreement (see Item 5).

     (2) Solely in his capacity as a general partner of William Blair Mezzanine Capital Partners, L.P. (see Item 5).

     1.    Name of Reporting Person:

           Marc J. Walfish

     2.    Check the Appropriate Box if a Member of a Group: (b)

     3.    SEC Use Only

     4.    Source of Funds:  Not Applicable

     5.    Check box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(e) or 2(f):

     6.    Citizenship or Place of Organization:  USA

           NUMBER OF         7.    Sole Voting Power:  -0-
           SHARES
           BENEFICIALLY      8.    Shared Voting Power:  750,000(1)(2)
           OWNED BY
           EACH              9.    Sole Dispositive Power:  -0-
           REPORTING
           PERSON WITH       10.   Shared Dispositive Power:
                                   750,000(2)

     11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

           750,000(2)

     12.   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain     Shares:

     13.   Percent of Class Represented by Amount in Row (11):   14.8%

     14.   Type of Reporting Person:  IN

     (1) Voting power is exercised solely by the Issuer, acting through its board of directors, pursuant to an Irrevocable Proxy until such time as an event of default occurs under the Debenture Acquisition Agreement (see Item 5).

     (2) Solely in his capacity as a general partner of William Blair Mezzanine Capital Partners, L.P. (see Item 5).

           This statement constitutes Amendment No. 2 (the "Amendment No. 2") to the Schedule 13D dated as of December 17, 1993 (the "Original 13D"), as amended by Amendment No. 1 to the Original 13D dated as of March 16, 1995 (the "Amendment No. 1") by William Blair Mezzanine Capital Fund, L.P., an Illinois limited partnership (the "Mezzanine Fund"), William Blair Mezzanine Capital Partners, L.P., an Illinois limited partnership (the "Blair General Partner"), William Blair & Company, L.L.C., an Illinois limited liability company ("Blair"), Timothy J. MacKenzie ("MacKenzie"), Terrance M. Shipp ("Shipp") and Marc J. Walfish ("Walfish") in connection with their interests in the common stock, par value $0.01 per share (the "Shares"), of Eagle Pacific Industries, Inc. (f/k/a Black Hawk Holdings, Inc.), a Minnesota corporation. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, the entire text of the Original 13D, as amended by Amendment No. 1, is hereby amended and restated as set forth below. Exhibits A through J hereto, which have been previously filed in paper format, are not restated electronically herein.

     Item 2.     Identity and Background.

           (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this
     Schedule 13D Statement on behalf of the Mezzanine Fund, the Blair General Partner, Blair, MacKenzie, Shipp and Walfish. The Mezzanine Fund, the Blair General Partner, Blair, MacKenzie, Shipp and Walfish are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists.

           (b)-(c)

           Mezzanine Fund

           The Mezzanine Fund is an Illinois limited partnership, the principal business of which is that of a private investment partnership. The principal business address of the Mezzanine Fund, which also serves as its principal office, is 222 West Adams Street, Chicago, Illinois 60606. Pursuant to Instruction C to
     Schedule 13D of the Act, certain information with respect to the Blair General Partner, the sole general partner of the Mezzanine Fund, is set forth below.

           Blair General Partner

           The Blair General Partner is an Illinois limited partnership, the principal business of which is serving as the sole general partner of the Mezzanine Fund. The principal address of the Blair General Partner, which also serves as its principal office, is 222 West Adams Street, Chicago, Illinois 60606. Pursuant to

     Instruction C to Schedule 13D of the Act, certain information with respect to Blair, MacKenzie, Shipp and Walfish, the general partners of the Blair General Partner, is set forth below.

           Blair

           Blair is an Illinois limited liability company, the principal business of which is providing a range of financial services to businesses, governments, financial institutions and individuals, primarily in the United States. The principal business address of Blair, which also serves as its principal office, is 222 West Adams Street, Chicago, Illinois 60606. Pursuant to Instruction C to
     Schedule 13D of the Act, certain information with respect to the principals of Blair is set forth in Schedule I attached hereto and is incorporated herein by this reference.

           MacKenzie

           MacKenzie's business address is 222 West Adams Street,
     Chicago, Illinois 60606. His present principal occupation is serving as a managing partner of the Blair General Partner and as a principal of Blair.

           Shipp

           Shipp's business address is 222 West Adams Street, Chicago, Illinois 60606. His present principal occupation is serving as a managing partner of the Blair General Partner and as a principal of Blair.

           Walfish

           Walfish's business address is 222 West Adams Street, Chicago, Illinois 60606. His present principal occupation is serving as a managing partner of the Blair General Partner and as a principal of Blair.

           (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) All of the natural persons identified in this Item 2 are citizens of the United States of America except as otherwise indicated.

     Item 3.     Source and Amount of Funds or Other Consideration.

           The source and amount of funds or other consideration used by the Reporting Persons to purchase the Shares consisted of $90,000 of working capital invested by the partners of the Mezzanine Fund.

           On March 16, 1995, the Issuer, its subsidiary Eagle Plastics, Inc. ("Eagle") and the Mezzanine Fund entered into a Plan of Recapitalization of even date therewith (the "Plan of Recapitalization") attached hereto as Exhibit E and incorporated herein by this reference. Under the terms of the Plan of Recapitalization, (i) the parties terminated that certain Subordinated Loan Agreement dated as of December 17, 1993, by and among the Issuer, Eagle and the Mezzanine Fund (the "Loan Agreement"), (ii) the Mezzanine Fund surrendered the Subordinated Promissory Note issued pursuant to the Loan Agreement to Eagle,
     (iii) the Mezzanine Fund received as consideration for such termination and surrender, 210,000 Shares, a Warrant to purchase 100,000 Shares, attached hereto as Exhibit I and incorporated herein by this reference, and the right to receive certain cash payments and (iv) the parties executed and delivered, among other things, the following, each of which is attached hereto as Exhibits F, G, H and J respectively and is incorporated herein by this reference:

           (F)   Debenture Acquisition Agreement,
           (G)   Senior Subordinated Debenture,
           (H)   Guarantee by the Issuer, and
           (J)   Registration Agreement.

           On May 10, 1996, the Issuer, its subsidiaries Eagle, Pacific Plastics, Inc. ("Pacific"), and Arrow Pacific Plastics, Inc. ("Arrow"), and the Mezzanine Fund entered into an Amendment Agreement of even date therewith (the "Amendment Agreement") attached hereto as Exhibit K and incorporated herein by this reference. Under the terms of the Amendment Agreement, as an inducement for the Mezzanine Fund's consent to the refinancing of the Issuer's senior indebtedness, the parties agreed to amend selected terms of the Debenture Acquisition Agreement and the Senior Subordinated Debenture in exchange for certain financial accommodations to the Mezzanine Fund, including, (a) the prepayment of certain obligations of the Issuer and/or Eagle to Blair and (b) the issuance of a new warrant to purchase 215,000 shares which is attached hereto as Exhibit L and incorporated herein by this reference. In addition, the Mezzanine fund and certain other shareholders of the Issuer executed a Co-sale Agreement which is attached hereto as Exhibit M and incorporated herein by this reference.

     Item 4.     Purpose of Transaction.

           The Reporting Persons acquired the Shares reported herein pursuant to a Subordinated Loan Agreement dated December 17, 1993, between the Issuer, Eagle Acquisition Corp. and the Mezzanine Fund

     (the "Loan Agreement") attached hereto as Exhibit A and incorporated herein by this reference, the Debenture Acquisition Agreement and the Amendment Agreement (collectively, the "Subordinated Debt Documents"). Under the terms of the Subordinated Debt Documents, the Issuer must provide the Mezzanine Fund with certain financial information and notice of certain occurrences or conditions. In addition, the Mezzanine Fund received certain visitation and board observer rights under the Subordinated Debt Documents. Consistent with such reporting obligations and rights, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects. The Reporting Persons acquired the Shares reported herein, in connection with the Subordinated Debt Documents, for investment purposes.

           Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire, subject to transfer restrictions contained in the Subordinated Debt Documents or imposed by law.

           Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

     Item 5.     Interest in Securities of the Issuer.

           (a)

           Mezzanine Fund

           The aggregate number of Shares that the Mezzanine Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 750,000 which constitutes approximately 14.8% of the outstanding Shares.

           Blair General Partner

           As the sole general partner of the Mezzanine Fund, the Blair General Partner may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 750,000 Shares, which constitutes approximately 14.8% of the outstanding Shares. The Blair General Partner disclaims beneficial ownership of all such Shares.

           Blair

           As a general partner of the Blair General Partner, Blair, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 750,000 Shares, which constitutes approximately 14.8% of the outstanding Shares. Blair disclaims beneficial ownership of all such Shares.

           MacKenzie

           As a general partner of the Blair General Partner, MacKenzie may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 750,000 Shares, which constitutes approximately 14.8% of the outstanding Shares. MacKenzie disclaims beneficial ownership of all such Shares.

           Shipp

           As a managing partner of the Blair General Partner, Shipp may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 750,000 Shares, which constitutes approximately 14.8% of the outstanding Shares. Shipp disclaims beneficial ownership of all such Shares.

           Walfish

           As a managing partner of the Blair General Partner, Walfish may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 750,000 Shares, which constitutes approximately 14.8% of the outstanding Shares. Walfish disclaims beneficial ownership of all such Shares.

           (b)

           Mezzanine Fund

           Acting through its sole general partner, the Mezzanine Fund has the sole power to dispose or to direct the disposition of 750,000 Shares. Sole voting power with respect to the 750,000 Shares is exercised by the Issuer pursuant to an Irrevocable Proxy (the "Proxy") which is attached hereto as Exhibit N and incorporated herein by this reference.

           Blair General Partner

           Acting through its general partners and in its capacity as the sole general partner of the Mezzanine Fund, the Blair General Partner has the sole power to dispose or to direct the disposition of 750,000 Shares. Sole voting power with respect to the 750,000 Shares is exercised by the Issuer pursuant to the Proxy.

           Blair

           Acting through its principals and in its capacity as a general partner of the Blair General Partner, which is the sole general partner of the Mezzanine Fund, Blair may be deemed to have shared power with Mackenzie, Shipp and Walfish (as the other general partners of the Blair General Partner) to dispose or to direct the disposition of 750,000 Shares held by the Mezzanine Fund. Sole voting power with respect to the 750,000 Shares is exercised by the Issuer pursuant to the Proxy.

           MacKenzie

           As a general partner of the Blair General Partner, which is the sole general partner of the Mezzanine Fund, MacKenzie may be deemed to have shared power with Blair, Shipp and Walfish (as the other general partners of the Blair General Partner) to dispose or to direct the disposition of 750,000 Shares held by the Mezzanine Fund. Sole voting power with respect to the 750,000 Shares is exercised by the Issuer pursuant to the Proxy.

           Shipp

           As a managing partner of the Blair General Partner, which is the sole general partner of the Mezzanine Fund, Shipp may be deemed to have shared power with Blair, MacKenzie and Walfish (as the other general partners of the Blair General Partner) to dispose or to direct the disposition of 750,000 Shares held by the Mezzanine Fund. Sole voting power with respect to the 750,000 Shares is exercised by the Issuer pursuant to the Proxy.

           Walfish

           As a managing partner of the Blair General Partner, which is the sole general partner of the Mezzanine Fund, Walfish may be deemed to have shared power with Blair, MacKenzie and Shipp (as the other general partners of the Blair General Partner) to dispose or to direct the disposition of 750,000 Shares held by the Mezzanine Fund. Sole voting power with respect to the 750,000 Shares is exercised by the Issuer pursuant to the Proxy.

           (c) To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past sixty (60) days.


     Item 6.     Contracts, Arrangements, Understandings or
                 Relationships with Respect to Securities of the Issuer.

           Except as set forth herein or in the Exhibits filed with the Original 13D, the Amendment No. 1 and this Amendment No. 2, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to
     Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.


     Item 7.     Material to be Filed as Exhibits.

           Exhibit A-1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

           Exhibit A -- Subordinated Loan Agreement dated December 17,
     1993, between Issuer, Mezzanine Fund and Eagle Acquisition Corp.

           Exhibit B -- Senior Subordinated Promissory Note dated
     December 17, 1993, in the principal amount of $7,500,000 to the order of Mezzanine Fund.

           Exhibit C -- Guarantee dated December 17, 1993, by the Issuer to secure payments due to the Mezzanine under the Fund Senior Subordinated Promissory Note.

           Exhibit D -- Registration Agreement dated as of December 17, 1993 between the Issuer and the Mezzanine Fund.

           Exhibit E -- Plan of Recapitalization dated as of March 16, 1995, between the Mezzanine Fund, Eagle and the Issuer.

           Exhibit F -- Debenture Acquisition Agreement dated as of March 16, 1995, between Issuer, the Mezzanine Fund and Eagle.

           Exhibit G -- Senior Subordinated Debenture dated March 16, 1995, in the principal amount of $7,500,000 to the order of the Mezzanine Fund.

           Exhibit H -- Guarantee dated March 16, 1995, by the Issuer to secure payments due to the Mezzanine Fund under the Senior
     Subordinated Debenture.

           Exhibit I -- Common Stock Warrant dated March 16, 1995, exercisable by the Mezzanine Fund for the purchase of 100,000 shares of Stock.

           Exhibit J -- Registration Agreement dated as of March 16, 1995, between the Issuer and the Mezzanine Fund.

           Exhibit K -- Amendment Agreement dated as of May 10, 1996, by and between the Mezzanine Fund, the Issuer, Eagle, Pacific and Arrow.

           Exhibit L -- Warrant dated May 10, 1996 exercisable by the Mezzanine Fund for the purchase of 215,000 shares of Stock.

           Exhibit M -- Co-sale Agreement dated as of May 10, 1996 by and between the Mezzanine Fund, Harry W. Spell, William H. Spell, Bruce A. Richards, Richard W. Perkins and the Spell Family
     Foundation.

           Exhibit N -- Irrevocable Proxy.

                                  SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           DATED:      May 10, 1996



     WILLIAM BLAIR MEZZANINE                   /s/ Timothy J. MacKenzie
     CAPITAL FUND, L.P.                        Timothy J. MacKenzie
     By:   William Blair Mezzanine
           Capital Partners, L.P.
           its general partner


     By:   /s/ Terrance M. Shipp               /s/ Terrance M. Shipp
           A General Partner                   Terrance M. Shipp


     WILLIAM BLAIR MEZZANINE
     CAPITAL PARTNERS, L.P.
                                               /s/ Marc J. Walfish
                                               Marc J. Walfish
     By:   /s/ Terrance M. Shipp
           A General Partner


     WILLIAM BLAIR & COMPANY, L.L.C.


     By:   /s/ Stephen Campbell
           A Principal

                                 SCHEDULE I


                       WILLIAM BLAIR & COMPANY, L.L.C.
                      PRINCIPALS AS OF JANUARY 2, 1996



     The following principals all have a business address of:
                                   William Blair & Company, L.L.C.
                                   222 West Adams Street
                                   Chicago, Illinois 60606


     Name                                            Citizenship

     JAMES J. ARADO                                    USA
     STEVEN J. ASHBY                                   USA
     MICHAEL P. BALKIN                                 USA
     JAMES L. BARBER                                   USA
     MICHAEL W. BARONE                                 USA
     ROBERT R. BARTELS                                 USA
     ROSS BAUMGARTEN                                   USA
     JOHN H. BEEBE, JR.                                USA
     BOWEN BLAIR                                       USA
     EDWARD MCC. BLAIR                                 USA
     EDWARD MCC. BLAIR, JR.                            USA
     JOHN J. BRANSFIELD, JR.                           USA
     HARVEY H. BUNDY, III                              USA
     W. NEWTON BURDICK, III                            USA
     BERNARD L. BURNSTINE                              USA
     STEPHEN CAMPBELL                                  USA
     RUSSELL R. CAMPION                                USA
     ELLEN CARNAHAN-WALSH                              USA
     JOHN L. CARTON                                    USA
     ROBERT W. CARTWRIGHT                              USA
     DAVID G. CHANDLER                                 USA
     MARC W. CHRISTMAN                                 USA
     MICHELLE L. COLLINS                               USA
     E. DAVID COOLIDGE, III                            USA
     CHRISTOPHER A. COTTER                             USA
     RICHARD D. COUGHLIN                               USA
     RAYMOND F. COYNE                                  USA
     MICHAEL T. DAVIS                                  USA
     EDWARD J. DELLIN                                  USA
     STEPHEN E. ELKINS                                 USA
     RONALD D. EMERICK                                 USA
     JOHN R. ETTELSON                                  USA
     CHRISTINE N. EVANS KELLY                          USA
     FRANCIS C. FARWELL                                USA
     F. CONRAD FISCHER                                 USA
     GARY J. FISHER                                    USA
     THOMAS A. FITZSIMMONS                             USA

     ROBERT C. FIX                                     USA
     G. ROSS FORBES, JR.                               USA
     PAUL W. FRANKE                                    USA
     CHARLES W. FREEBURG                               USA
     MARK A. FULLER, III                               USA
     JOHN R. GARDNER                                   USA
     RICHARD D. GOTTFRED                               USA
     JOHN K. GREENE                                    USA
     THOMAS L. GREENE                                  USA
     J. TERRY HEATH                                    USA
     DWIGHT E. HELM                                    USA
     JAMES P. HICKEY                                   USA
     JOHN H. HICKS                                     USA
     CHARLES H. HODGES, IV                             USA
     MORTIMER G. HUBER                                 USA
     ANTHONY J. HYATT                                  USA
     WILLIAM IANNESSA                                  USA
     EDGAR D. JANNOTTA                                 USA
     EDGAR D. JANNOTTA, JR.                            USA
     RICHARD S. KAPLAN                                 USA
     JOHN P. KAYSER                                    USA
     RICHARD M. KING                                   USA
     RICHARD P. KIPHART                                USA
     JAMES S. KOWSKI                                   USA
     ANTHONY J. KRISS                                  USA
     THOMAS R. KULLY                                   USA
     ALBERT J. LACHER                                  Switzerland
     JOSEPH F. LAMANNA                                 USA
     ROBERT C. LANPHIER, IV                            USA
     ALAN A. LAZZARA                                   USA
     LAURA J. LEDERMAN                                 USA
     WAYNE P. LOCKWOOD                                 USA
     JAMES W. MABIE                                    USA
     TIMOTHY J. MACKENZIE                              USA
     LOUI L. MARVER                                    USA
     CHARLES M. MCDONALD                               USA
     JAMES D. MCKINNEY                                 USA
     CARLETTE C. MCMULLAN                              USA
     JAMES M. MCMULLAN                                 USA
     JUDITH B. MORLEY                                  USA
     RICHARD F. MORRIS                                 USA
     DAVID W. MORRISON                                 USA
     TERRENCE G. MULDOON                               USA
     TIMOTHY M. MURRAY                                 USA
     BENTLEY M. MYER                                   USA
     ROBERT D. NEWMAN                                  USA
     GREGG S. NEWMARK                                  USA
     JOHN P. NICHOLAS                                  USA
     DAVID G. O'NEILL                                  USA
     R. SCOTT PATTERSON                                USA
     WILLIAM C. PERLITZ                                USA
     L. RICHARD PETRACCA, III                          USA
     DAVID C. PHILLIPS, II                             USA
     MICHAEL A. PITT                                   USA

     THOMAS S. POSTEK                                  USA
     PHILIP W. REITZ                                   USA
     ERIC B. ROWLEY                                    USA
     STEVEN M. RYAN                                    USA
     ALFRED J. SALVINO                                 USA
     NEAL L. SELTZER                                   USA
     BARBARA J. SEMENS                                 USA
     RICHARD K. SHEINER                                USA
     TERRANCE M. SHIPP                                 USA
     RITA J. SPITZ                                     USA
     RONALD B. STANSELL                                USA
     DAVID M. STONE                                    USA
     THOMAS H. STORY                                   USA
     JOHN A. SVOBODA                                   USA
     RAYMOND J. TEBOREK                                USA
     MARK A. TIMMERMAN                                 USA
     NORBERT W. TRUDERUNG                              USA
     W. JAMES TRUETTNER, JR.                           USA
     KARL H. VELDE, JR.                                USA
     MARC J. WALFISH                                   USA
     JAMES E. WASHBURN                                 USA
     KATHLEEN A. WIELAND                               USA
     DANIEL J. WILSON                                  USA
     ROBERT V. WITTIG                                  USA
     DALE WEST WYANT                                   USA

     The following principal has a business address of:
                        William Blair & Company, L.L.C.
                        1225 17th Street
                        Denver, Colorado 80202

     Name                                              Citizenship

     THOMAS P. OWEN                                    USA

     The following principals have a business address of:
                        William Blair & Company, L.L.C.
                        Mitteldorf I
                        9400 Vaduz
                        Principality of Liechtenstein


     Name                                              Citizenship

     KURT L. BUECHEL                                   Liechtenstein
     CRISTOPH B. FUCHS                                 Liechtenstein

     The following principals have a business address of:
                         William Blair & Co.,
                         International
                         Park House
                         16 Finsbury Circus
                         London Ec2M 7DJ England

     Name                                              Citizenship

     MADELYN S. BYRNE    USA
     STEFAN P. CHALIGNE  France
     JOHN M. DRAPER                                    USA


     The principal business of William Blair & Company, L.L.C., is as an investment banker, securities broker/dealer and investment manager. All of the principals listed above, except as noted below, have as their principal occupations one or more of these activities or the administrative support for these activities.

     MacKenzie, Shipp and Walfish are also general partners of William Blair Mezzanine Capital Partners, L.P.

                                EXHIBIT INDEX

                                                           Page
     Exhibit           Document Description                Number

     Exhibit A-1       Agreement pursuant to Rule          20
                       13d-1(f)(1)(iii).

     Exhibit K         Amendment Agreement dated           23
                       as of May 10, 1996, by and between
                       the Mezzanine Fund, the Issuer,
                       Eagle, Pacific and Arrow.

     Exhibit L         Warrant dated May 10, 1996,         45
                       exercisable for the purchase of
                       750,000 shares of Stock.

     Exhibit M         Co-sale Agreement dated as of       56
                       May 10, 1996 by and between the
                       Mezzanine Fund, Harry W. Spell,
                       William H. Spell, Bruce A. Richards,
                       Richard W. Perkins and the Spell Family
                       Foundation.

     Exhibit N         Irrevocable Proxy.                  61